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                                                                    EXHIBIT 2.1

                            ASSET PURCHASE AGREEMENT
                     FOR THE PURCHASE OF ASSETS OF OPERATING
                             SYLVAN LEARNING CENTERS
                                      FROM
   ATLANTA LEARNING SYSTEMS, LLC, PITTSBURGH LEARNING SYSTEMS, LLC, AND BOSTON
                             LEARNING SYSTEMS, LLC

     THIS ASSET PURCHASE AGREEMENT ("AGREEMENT") is made and entered into this 28th day of January, 2002, but shall be effective at the commencement of business on January 1, 2002 (the "EFFECTIVE DATE"), by and among:

               "SELLERS"             and                    "BUYER"

    Atlanta Learning Systems, LLC           Sylvan Learning Systems, Inc.
    Boston Learning Systems, LLC            1001 Fleet Street
    Pittsburgh Learning Systems, LLC        Baltimore, Maryland  21202
    c/o Sterling Capital, Ltd.              Attention: Robert Zentz, Esq.
    Attention: Tom D. Wippman, Esq.
    650 Dundee Road - Suite 370
    Northbrook, Illinois 60062

                                    RECITALS

     A. Each of the Sellers now operates Sylvan Learning Centers (hereinafter collectively called "THE CENTERS") in the Territories ("TERRITORIES") and at the locations set forth on EXHIBIT A, attached hereto, and desires to sell the businesses located at the Centers to Buyer, together with all property and assets necessary for the continued operation of the Centers as a going concern (collectively, all of the Centers (with any new centers opened in the Territories) and such assets are hereinafter called the "BUSINESS") on the terms and conditions herein set forth. The term "Territories" shall not include those areas on EXHIBIT A which are in italicized bold face and marked with an asterisk (the "EXCLUDED TERRITORIES"), but only if Buyer's development of the Excluded Territories does not interfere with or adversely effect the "Contribution Margin" (defined below); otherwise, the Excluded Territories will be included within the definition of Territories for the purpose of determining the consideration to be delivered pursuant to SECTIONS 2.2(i) AND (ii) hereof.

     B. Buyer desires to purchase the Business, all on the terms and conditions herein set forth.

     C. The parties entered into Option Agreements (the "OPTIONS"), as amended from time to time, providing for certain of the terms and conditions under which Buyer would buy the Business, but, conditioned upon, and concurrently with, the consummation of the transactions contemplated hereby, the Options shall be deemed void and of no further force and effect.

     In consideration of the covenants hereinafter set forth, the parties agree as follows:

     1. SALE OF BUSINESS.

          1.1. SALE OF PURCHASED ASSETS. On the Closing Date (as defined in
     SECTION 8), each Seller shall sell, transfer, and deliver to Buyer and Buyer shall purchase, free and clear of all liens, pledges, or encumbrances of all kinds (except for those encumbrances pursuant to operating or capital leases), all of the assets of the Business, including but not limited to the Leases (defined below) (along with the lease and utility deposits in respect thereof) and related fixtures and improvements, all other leasehold interests, and all personal property, tangible and intangible, including but not limited to all furniture, fixtures, equipment, prepaid items, rights to any refunds on product liability insurance policies, cash, prepaids, accounts receivable excluding notes receivable from any of Sellers' members (or their affiliates), computer hardware and software, customer lists, inventory, trade names, trademarks, logos, supplies, sales material (including order forms, brochures, packaging materials and supplier lists), together with all files,

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     records, documents and other written and recorded materials relating to the
     Business (provided that Sellers may retain copies or have access to such materials after Closing for tax and other purposes) (collectively such assets are the "PURCHASED ASSETS"). All of the Purchased Assets shall be inventoried, and a schedule of same prepared and agreed to by Sellers and Buyer prior to Closing. Each Seller agrees at Closing to execute and deliver to Buyer a bill of sale ("BILL OF SALE") in the form of EXHIBIT B, transferring title to all of the Purchased Assets. Said Bill of Sale shall only include each Seller's warranty of clear title and an inventoried list of the Purchased Assets.

          1.2. EXCLUDED ASSETS. Buyer is not purchasing the contracts described in attached EXHIBIT C2, the corporate records of Seller, notes receivable from any of Sellers' members (or their affiliates) any shares or other equity interests in eSylvan, Inc., Claude Guidroz's truck lease (and any obligations in respect thereof) or rights to refunds (tax, insurance or otherwise) (such assets are the "EXCLUDED ASSETS"). The eSylvan, Inc. stock may be distributed after the Closing to the direct and indirect equity holders of the Sellers.

          1.3. ASSUMED LIABILITIES. For purposes of this Agreement, the term "ASSUMED LIABILITIES" shall mean and include only (i) those outstanding liabilities and obligations of Sellers which are specifically referred to or reflected in either the Seller Financial Statements (defined below), the notes and attachments thereto (including SCHEDULE 5.2(a), and the Leases, including items referred to as "Deferred Revenue,", or "Prepaid Revenue" or "Prepaid Tuition", (ii) those trade payables and any other normally recurring operating expenses which arose in the ordinary course of Sellers' business, consistent with past practices, including refunds occurring in the ordinary course of business, (iii) those liabilities and obligations of Sellers for the payment of salary, commissions, fees, bonuses or other compensation, or for business expense reimbursement, to employees, agents, representatives or independent contractors of Sellers, which arose in the ordinary course of Sellers' business, consistent with past practices, and
     (iv) those performance obligations of each Seller arising after the Closing Date pursuant to the express provisions of the contracts to which any Seller is a party which was entered into by a Seller in the ordinary course of such Seller's business, consistent with past practices. The term "ASSUMED LIABILITIES" shall not include any liability of any Seller of any nature to Bank of America, or any other indebtedness listed on EXHIBIT C1, attached hereto (the "FUNDED DEBT"), or any obligation or liability related to the contracts described on EXHIBIT C2. Buyer shall sign all assumption documents deemed necessary or appropriate by landlords to evidence Buyer's assumption of any of the Leases. Any liability or obligation which is or should be accrued as of the Closing and which is paid by Buyer shall be used in the calculation of "NNWC" (as defined below), except every dollar of "Deferred Revenue,", or "Prepaid Revenue" or "Prepaid Tuition" shall only be counted as $0.50 for purposes of determining the NNWC; such amount shall not include an obligation under an assumed contract or lease which accrues after the Closing Date; provided, however that if Buyer desires (or gets a demand) to pay a liability not disclosed pursuant to this Agreement, Buyer shall give Sellers notice of such desire or demand, and shall give Sellers the opportunity to contest such payment in good faith. Between the Closing and December 31, 2002, Buyer will provide Sellers with a monthly status report on the amount of the NNWC, and thereafter until the NNWC has been reimbursed, will provide such reports on a quarterly basis. For refunds for people who are included in "Unearned Revenues", only 50% of the amount refunded will be added to NNWC, and for those people who are not included in "Unearned Revenues", none of the amount refunded will be added to the NNWC.

     2. CONSIDERATION AND ALLOCATION. In consideration of the sale of the Business, Buyer agrees to pay a purchase price ("PURCHASE PRICE") as follows:

          2.1. AT CLOSING. At Closing, Buyer shall deliver the following:

               (i) Eleven Million Dollars ($11,000,000.00) in cash by wire transfer ("CASH"); Sellers shall use all or a portion of the Cash to extinguish all of the Funded Debt in accordance with the payment terms on EXHIBIT C1, and then the balance to fund a portion of the NNWC; AND

               (ii) Buyer shall assume and pay, perform and discharge the Assumed Liabilities, provided, however that if and to the extent that the liabilities and accruals of Sellers (including accruals for employee bonuses earned prior to Closing and not to be paid until after Closing) as of the Closing Date exceed the value of any working capital assets (such as cash, accounts receivables, prepaids and deposits) transferred hereunder (the "NNWC"), such amount shall be deducted ("DEDUCTIONS") from the Contingent Annual Payments and Final Contingent Payment until Buyer is reimbursed; AND


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               (iii) Within ten (10) days after Closing, Buyer shall deliver to
          Sellers a certificate for that number of shares of Buyer's common stock, $0.01 par value (collectively, the "SLS STOCK") equal to $3.0 million divided by the "Average Market Value", where "Average Market Value" means the arithmetic average (rounded to the nearest fifth decimal place) of the closing price per share of SLS Stock, as reported on the Nasdaq National Market, for the thirty (30) consecutive trading days ending on the Effective Date. The SLS Stock shall be treated as set forth in SECTION 2.3 hereof.

          2.2. CONTINGENT CONSIDERATION. After the Closing Date, and subject to the limitation set forth in Section 2.2(v), and for the relevant periods as discussed below, Buyer will deliver contingent consideration to Sellers, as follows:

               (i) CONTINGENT ANNUAL PAYMENT. Subject to the proviso in SECTION 2.1(II), for each of the four twelve month periods ended December 31, 2002, 2003, 2004 and 2005 (each, a "YEAR" and together the "YEARS"), Buyer shall pay (each, a "CONTINGENT ANNUAL PAYMENT") the aggregate "Contribution Margin" (defined below) generated by Buyer in the Territories during each Year. Each Contingent Annual Payment shall be due and payable on or before March 15 of the Year immediately following the Year for which Contribution Margin is being measured (I.E., the Contingent Annual Payment for the twelve month period ended December 31, 2002 shall be due and payable on or before March 15, 2003, the Contingent Annual Payment for the twelve month period ended December 31, 2003 shall be due and payable on or before March 15, 2004, the Contingent Annual Payment for the twelve month period ended December 31, 2004 shall be due and payable on or before March 15, 2005, and the Contingent Annual Payment for the twelve month period ended December 31, 2005 shall be due and payable on or before March 15, 2006). For purposes hereof, each Year shall be measured independently of all other Years (I.E., one Year shall not be netted against another Year).

                    (a) "CONTRIBUTION MARGIN" shall mean, for the twelve months ended on December 31 of each Year, the aggregate "contribution margin" (as identified in Buyer's current form of profit and loss statements of its corporate owned centers, a sample ("SAMPLE") of which is attached hereto as SCHEDULE 2.2(i)(a)) of Buyer in the Territories, after deducting 8% of gross revenues for what would have been royalties paid to Buyer had Sellers continued to own the Business, but before (I.E., after adding back) the following:
               (w) interest, (x) income taxes, (y) any allocation of Buyer's corporate overhead (except for a reasonable allocation of corporate operations' department overhead as identified in the Sample, and treated consistently across all corporate owned centers), and, (z) only to the extent such items are included in the calculation of Contribution Margin, Corporate Expenses (as defined below), all as presented in accordance with U.S. generally accepted accounting principles, consistently applied. For purposes of calculating only the Final Contingent Payment, if the Contribution Margin in any Territory is less than $0.00 for the twelve months to end December 31, 2005, the Contribution Margin from such Territory shall be deemed to be $0.00. All reports (including balance sheets, profit and loss statements and cash flow statements), whether in the form of the Sample or otherwise, regarding the Territories, the Centers and the Contribution Margin in respect thereof which are prepared by Buyer shall be delivered to Sellers. Buyer shall prepare and deliver such reports no less frequently than quarterly.

                    (b) "CORPORATE EXPENSES" shall mean the sum of all of the
               following: any and all expenses, costs, fees (including, but not limited to legal, accounting, brokerage or consulting), salaries, benefits, bonuses, reimbursements, non-recurring charges, taxes and other charges arising out of (i) Buyer's (or its affiliates') corporate or oversight responsibilities, (ii) Buyer's fees and expenses for any employees, or the contracting of any services (including but not limited to, management fees, lawyers, accountants or otherwise) to Buyer or their replacements, successors, counterparts and assistants, and (iii) the transactions contemplated by this Agreement or any other acquisition of any other center or territory by Buyer, whether through the acquisition of assets, stock, equity interest, or any stake in any center or any business owning any center or by which Buyer purchases or is granted any right to open any center (including but not limited to non-compete,

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               franchising or licensing (or otherwise) payments, goodwill, intangibles, signing bonuses, extraordinary compensation, consent or approval fees, any non-cash amortization charges, or any similar items), or cost of grants to any third party in respect of the right to own, operate or manage any center.

                    (c) In the event of a "Change of Control" (defined below),
               Sellers shall have the option of "putting" the right to receive all of the Annual Contingent Payments and the Final Contingent Payment in exchange for a lump sum payment from Buyer equal to the total invested capital in Sellers, plus a compounded 10% per annum rate of interest, accruing from the date such capital was initially invested. In calculating such invested amount, (i) the SLS Stock shall be valued at $3 million, (ii) no benefit shall be given for tax benefits or tax distributions, if any, received from those persons or entities investing in Sellers, and (iii) credit shall be given to Buyer for any prior Annual Contingent Payments actually received by Sellers.

                    (d) From the Closing Date until no later than December 31,
               2005, Buyer shall operate the Business in the Territories only in the ordinary course and shall use its best commercial efforts to advance the best interests of the business in the Territories. In furtherance of the foregoing, without limitation, from (y) July 1, 2004 until December 31, 2005, Buyer shall need Sellers' consent (which consent shall not be unreasonably withheld) in order to either open any new centers in the Territories, or close any centers in the Territories, or (z) January 1, 2005 until December 31, 2005, spend (as a percentage of revenues) more money on capital/equipment items or advertising then the average per Year spent during the other Years on such items.

               (ii) FINAL CONTINGENT PAYMENT.

                    (a) On or before March 15, 2006, Buyer will determine the
               aggregate Contribution Margin generated in the Territories for the Year ended December 31, 2005 (the "2005 CONTRIBUTION MARGIN"), and shall make a payment to Sellers (the "FINAL CONTINGENT PAYMENT") equal to the amount by which seven times the 2005 Contribution Margin is greater than $14 million.

                    (b) In the event of a Change of Control, Sellers shall have the rights set forth in SECTION 2.2(i)(c) hereof.

               (iii) "Change of Control" shall mean any of (i) a sale of more than 25% of Buyer's stock or assets to an acquiring company, or the "spin-off" or "spin-out" or divestiture or similar transaction of Buyer's learning center business, except where such sale is the taking public of a division such as Sylvan Ventures, Sylvan International University, or OHE, (ii) a merger transaction in which Buyer is not the surviving corporation, or where Buyer survives but is managed or controlled by the management team of the other party to the merger or an affiliate thereof, (iii) neither Douglas Becker nor R. Christopher Hoehn-Saric is then serving in a position of responsibility over Buyer or Buyer's learning center business, for whatever reason or (iv) a single transaction or occurrence (or series of related transactions or occurrences) in which at least fifty percent (50%) of the members of Buyer's Board of Directors resign, are removed or are replaced (or have their votes diluted by the addition of more Board members).

               (iv) INTEREST. Each Annual Contingent Payment and the Final Contingent Payment shall not bear interest from the end of each Year and for 75 days after the end of each Year, and thereafter shall bear interest at the prime rate of interest (as reported in the Midwest Edition of the Wall Street Journal, the "PRIME RATE"), plus 5%. Buyer shall make all records used in the calculation of Contribution Margin available to Sellers for inspection.

               (v) LIMITATION ON CONTINGENT PAYMENTS. Notwithstanding anything to the contrary contained herein, the sum of all of the Contingent Annual Payments and the Final Contingent Payment shall in no event exceed $8 million, plus interest (the "CAP"), less any amounts of the NNWC not reimbursed. For purposes hereof, the amount of any Deductions (to the extent reimbursed) shall not be included in determining the Cap

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          or credits against the Cap. Only by way of example, if the NNWC is
          $1,200,000, and the Contribution Margin for 2002 is $500,000 and the Contribution Margin for 2003 is $1,000,000, then: (1) the Deduction equals $1,200,000; (2) the Annual Contingent Payment for 2002 is $0;
          (3) the Annual Contingent Payment for 2003 is $300,000; and, (3) the Cap is $8,000,000, NOT $6.8 million.

          2.3. SLS STOCK ISSUES.

               (i) No fractional shares of SLS Stock, and no cash in lieu thereof, shall be issued or delivered in connection with the transactions contemplated by this Agreement. When issued, the SLS Stock will be fully paid and non-assessable.

               (ii) Buyer will:

                    (a) within 15 days after the Closing Date, prepare and file with the United States Securities and Exchange Commission ("COMMISSION") a registration statement ("REGISTRATION STATEMENT"), covering the sale of all the SLS Stock by Sellers (or Sellers' direct and indirect members) from time to time on the Nasdaq National Market or in privately-negotiated transactions and provide a copy to Sellers, and Sellers' counsel, of any correspondence between Buyer and the Commission relating to the Registration Statement;

                    (b) use its best efforts to cause the Registration Statement to become effective as soon as practicable and to maintain its effectiveness until the earlier of (y) such time as all of the SLS Stock has been sold pursuant thereto and (z) such time as the SLS Stock is eligible for transfer without restriction pursuant to Rule 144(k) under the Securities Act of 1933, as amended (the "1933 ACT") as if not held by an affiliate of Buyer;

                    (c) prepare and file with the Commission such amendments and supplements to the Registration Statement and the prospectus used in connection therewith as may be necessary to keep the Registration Statement effective until the date on which the SLS Stock is no longer required to be registered for the sale thereof by Sellers (or Sellers' direct and indirect members) in any transaction;

                    (d) furnish to Sellers with respect to the SLS Stock so
               registered under the Registration Statement such number of copies of prospectuses and preliminary prospectuses in conformity with the requirements of the 1933 Act and such other documents as Sellers may reasonably request in order to facilitate the public sale or other disposition of all or any of the SLS Stock by Sellers;

                    (e) file documents required of Buyer to register or qualify under the securities or blue sky laws for Sellers (or Sellers' direct and indirect members) to offer and sell the SLS Stock in all states reasonably requested, provided, however, that Buyer shall not be required to qualify to do business or consent to service of process in any jurisdiction in which it is not now so qualified or has not so consented;

                    (f) promptly notify Sellers of the happening of any event of which Buyer has knowledge which results in the prospectus included in the Registration Statement, if any, containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and Buyer will prepare a supplement or amendment to the Registration Statement to correct such untrue statement or omission, and deliver a number of copies of such supplement or amendment to Sellers as may be reasonably requested;

                    (g) notify Sellers of the issuance by the Securities and
               Exchange Commission ("SEC") of any stop order or other suspension of effectiveness of the Registration Statement at the

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               earliest possible time, and do all things reasonably necessary remove the condition or event giving rise to such stop order or suspension;

                    (h) Buyer will permit Sellers' counsel to review the
               registration statement and all amendments and supplements thereto, at Sellers' cost, for a reasonable period of time prior to Buyer's filing with the SEC; and

                    (i) Buyer represents and warrants to Sellers and its
               affiliates that it is eligible to file the Registration Statement on Form S-3, and will pay all Registration Expenses (as defined below) over $15,000 if not so eligible.

               (iii) Sellers shall bear the expenses ("REGISTRATION EXPENSES") described below in connection with the obligations described in this Section and the registration of the SLS Stock pursuant to the Registration Statement; PROVIDED, HOWEVER, that if and to the extent that Buyer or another person participates in the offering made pursuant to the Registration Statement, then Buyer shall pay a share of the Registration Expenses pro rata based upon the relative amount of proceeds to be received from the Registration Statement, and provided further however, that each party to the Registration Statement shall bear its own brokerage commissions incurred upon the sale of any of the SLS Stock. For purposes hereof, Registration Expenses shall include only registration, listing and filing fees, and reasonable attorneys' fees only as the same directly applies to the registration contemplated by this Section.

               (iv) At all times that any of the SLS Stock remains outstanding, Buyer shall comply with the requirements of Rule 144 under the 1933 Act regarding the availability of current public information to the extent required to enable any holder of SLS Stock to sell such shares without registration under the 1933 Act pursuant to Rule 144.

               (v) Notwithstanding anything to the contrary contained herein, and subject to SECTION 2.3(iv) hereof, 100% of the SLS Stock shall be immediately distributed or loaned by Sellers to Superior Learning Systems, LLC, the majority equity holder of each of the Sellers ("SUPERIOR"), and shall be pledged by Superior to Buyer and held by Buyer solely as security for Superior's guaranty of the debt evidenced by the amended and restated promissory notes ("NOTES") issued to Buyer by each of Sterling Learning Systems (U.K.) Limited ($1 million principal), and France Learning Systems, S.A.R.L. ($2.5 million principal). The Notes are attached hereto as EXHIBIT D1, and the Pledge Agreement ("PLEDGE") pursuant to which the SLS Stock shall be pledged to Buyer is attached as EXHIBIT D2. The SLS Stock shall not be delivered to Sellers until and unless all of the equity holders of Sellers have consented to the distribution/loan and pledge as set forth in this SECTION 2.3(V). If the SLS Stock is to be foreclosed upon because of a default under the Notes, the SLS Stock shall be valued using the arithmetic average (rounded to the nearest fifth decimal place) of the closing price per share of SLS Stock, as reported on the Nasdaq National Market, for the thirty (30) consecutive trading days ending on the foreclosure date. Immediately after the Notes have been satisfied, all SLS Stock then held by Buyer shall be immediately delivered to Sellers.

               (vi) All shares of SLS Stock and proceeds thereof shall be deemed to be owned by the Sellers, and Sellers shall be entitled to vote the same and to receive all dividends declared thereon; provided, however, that there shall also be deposited with Buyer, subject to the terms of this SECTION 2.3, all shares of SLS Stock issuable to Sellers as a result of any stock dividend or split with respect to the shares of SLS Stock then on deposit with Buyer.

               (vii) Sellers may instruct Buyer to sell all or any portion of the shares of SLS Stock held by Buyer as security and cause the proceeds thereof to be substituted for such shares at any time. Such proceeds shall be held in an interest bearing account or accounts with a bank or other financial institution. In addition, Sellers need only deposit with Buyer that amount of shares of SLS Stock (or proceeds) equal to $3 million. Therefore, at any time and from time to time while the SLS Stock (or proceeds) exceeds $3 million, Sellers may provide Buyer with notice to deliver ("DELIVERY NOTICE") that amount of shares (or proceeds) equal to such excess, and Buyer shall make such delivery to Sellers within five (5) days after the receipt of the

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          Delivery Notice, PROVIDED HOWEVER THAT, if shares of SLS Stock are to be delivered pursuant to the Delivery Notice, then simultaneously with providing to Buyer the Delivery Notice, Sellers shall pay to Buyer an amount in cash equal to (y) the number of shares of SLS Stock to be delivered pursuant to the Delivery Notice TIMES (z) the Average Market Value (as defined in SECTION 2.1(iii) above).

          2.4. ALLOCATION. The Consideration shall be allocated for Federal Income Tax purposes among the Sellers in accordance with EXHIBIT E, and each party agrees that, to the extent permitted by law, it shall account for the sale of the Purchased Assets in a manner consistent with such allocation.

          2.5. DISPUTES. In the event of any dispute between Buyer and Sellers with respect to the calculation of Contribution Margin with respect to any period, either party may submit such dispute for resolution to the Atlanta office of Ernst and Young. The cost of such arbitration shall be shared equally between Buyer and Sellers.

          2.6. NO DEFAULT UNDER NOTES. BUYER ACKNOWLEDGES AND AGREES THAT NO PART OF THE PURCHASE PRICE OR ANY OTHER CONSIDERATION PAID OR DELIVERED TO SELLERS UNDER THIS AGREEMENT SHALL BE PAID OVER OR DELIVERED TO BUYER IN ORDER TO SATISFY ANY OBLIGATION UNDER THE NOTES OR OTHERWISE, AND THAT SUCH NON-PAYMENT AND/OR NON-DELIVERY SHALL NOT CONSTITUTE A DEFAULT OR BREACH UNDER THE PLEDGE, THE NOTES OR ANY OTHER DOCUMENT AND/OR INSTRUMENT DELIVERED IN CONNECTION HEREWITH OR THEREWITH. THE NOTES WILL BE AMENDED AND RESTATED AS SET FORTH ON EXHIBIT D1 TO REFLECT THE FOREGOING.

          2.7. FINAL SETTLEMENT OF NNWC. If, after calculation of the Contingent Annual Payments and the Final Contingent Payment, there remains an un-reimbursed NNWC amount, Buyer may sell such shares of the SLS Stock so as to collect such un-reimbursed amount.

          2.8. POST-EFFECTIVE DATE, PRE-CLOSING FINANCIAL CONSIDERATIONS. The parties agree and acknowledge that all benefits and burdens of running the Business are transferred as of the Effective Date, and before Closing all decisions of a material nature shall be made by Sellers only after conferring with Buyer. In furtherance of the foregoing, all profits (if any) of the Business shall accrue to the benefit of Buyer, and likewise, Buyer shall bear the burden of all losses (if any) of the Business, as well as be responsible for any interest on Funded Debt accruing after the Effective Date.

          2.9. POST-CLOSING CASH ISSUES. Buyer will cover checks written on or before the Effective Date which have not cleared on or before the Closing, and to the extent that such checks were not accounted for before the Closing, the amount of such checks will be added to the NNWC.

     3. INSTRUMENTS OF TRANSFER. At the Closing, each Seller will execute and deliver to Buyer the Bill of Sale. From and after the date of this Agreement, each Seller shall give to Buyer, and its agents and employees, full access during normal business hours to all books, records, and other documents concerning the Business that Buyer reasonably may request. From time to time after the Closing, on Buyer's request, each Seller will execute and deliver at Buyer's sole expense such instruments of conveyance and transfer as may be required in conformity with this Agreement for the adequate assignment, grant, or transfer to Buyer of any property, leases, or other assets being sold to Buyer hereunder.

     4. PREMISES LEASES. At Closing and thereafter, each Seller shall use all reasonable efforts to assign, all right, title and interest under the leases ("LEASES") to the Centers; provided, that the consents to the assignments of the various Leases will not be procured, the procurement of such consents will not be a condition to Closing, and the fact that Sellers shall not have procured such consents shall not be a breach of any of the Sellers' obligations hereunder, and Buyer agrees to take the Leases with full knowledge that consents to the assignments were required, and Buyer will indemnify and hold Sellers harmless from any damages in connection with not receiving such consents. If consent to any assignment is not procured by Closing, Buyer shall simply occupy such space and hold each Seller harmless from any and all costs which may arise out of the failure to procure such consent, and all costs and expenses arising after the Closing from such Leases. Each Seller has provided Buyer with a copy of the Leases.

All rents and other charges accruing as of the Closing shall have been paid or accrued by Sellers in full. All rents and other charges accruing after Closing shall be the sole responsibility of Buyer. Notwithstanding the foregoing, should a landlord start eviction proceedings against Buyer, solely due to the parties' failure to procure a consent to the assignment pursuant hereto, then the costs of moving such center shall be deducted from Contribution Margin for the Year in which such moving costs are incurred.

     5. REPRESENTATIONS, WARRANTIES AND COVENANTS OF SELLERS. Each Seller hereby represents and warrants to Buyer as follows:

          5.1. ORGANIZATION. Each Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, and is qualified to do business in the state of their respective business operations, and each has the power and authority to carry on the Business as it is now being conducted and to own or hold under lease the properties or assets it now owns or holds under lease and to perform the actions contemplated hereby.

          5.2. FINANCIAL STATEMENTS. Attached hereto as SCHEDULE 5.2 is unaudited partial balance sheets for each Seller for purposes of calculating the NNWC, including a schedule of all liabilities, debt, and obligations of the Business as of December 31, 2001 to be discharged by Buyer (with SCHEDULE 5.2(a) thereto, the "SELLER FINANCIAL STATEMENTS"). Other than the Funded Debt (which will be discharged at Closing), there are no material liabilities or obligations of any Seller or the Business, whether contingent or absolute, as of the date of such statement, including liability for taxes of any type, which are not shown or provided for in the Seller Financial Statements, and which if fixed, would materially and adversely affect the value of the goodwill and reputation of Buyer.

          5.3. TAXES. Other than those shown on the Seller Financial Statements, no Seller has any liability for any federal, state, county, local or other taxes, fees or assessments, or interest or penalties thereon (collectively, "TAXES") whatsoever that arose or otherwise was incurred with respect to the Business on or before the date of this Agreement, and no Seller has knowledge that any Taxes are due or owing.

          5.4. LEGAL PROCEEDINGS, ETC. There are no legal, administrative, arbitration, or other proceedings or governmental investigations pending or, to Sellers' knowledge, threatened against any Seller, the Business or the assets of Sellers.

          5.5. COMPLIANCE; LICENSES. Each Seller has at all times in the past operated the Business and used its assets in material compliance with, and currently is not in violation in any material respect of, and has obtained all material licenses and permits required by, any law, rule or regulation.

          5.6. EMPLOYEE MATTERS. No Seller maintains, sponsors or contributes to any plans in effect for pension, profit-sharing, deferred compensation, severance pay (except as described on SCHEDULE 5.2(a)), bonuses, stock options, stock purchases, or any other retirement or deferred benefit, or for any health, accident or other welfare plan, or any other employee or retired employee benefits or incentive plan, program, contract, understanding or arrangement in which any employee, former employee, retired employee, or beneficiary of any of these, of the Business is entitled to participate, except as has been provided to Buyer. All employees of the Business are "at will" employees, and no employee of the Business has or is a party to any written employment or other agreement with any Seller. Buyer shall have no responsibility to hire any employees of any Seller, and Buyer is not assuming any back pay, vacation pay, sick pay or employee benefits of any kind of any Seller, unless disclosed on the Seller Financial Statements.

          5.7. NO CONFLICT WITH OTHER DOCUMENTS. Except for those issues where consents have been procured, neither the execution and delivery of this Agreement, nor the carrying out of any of the transactions contemplated hereby, will result in any violation, termination or modification of, or be in conflict with, any Seller's charter instruments, any terms of any material contract (except for the Leases under which Sellers operate the Centers), instrument or other agreement to which any Seller is a party or by which it or the Business or any of its properties is bound, or any law, rule, regulation, license, permit, judgment, decree or order applicable to any Seller, the Business or by which any of its properties or assets are bound.

          5.8. BROKERS AND ADVISORS. No Seller has taken an action which would give rise to a valid claim against any party hereto for a brokerage commission, finder's fee, counseling or advisory fee, or like payment.

          5.9. AUTHORITY. The execution, delivery and performance of this Agreement by Sellers have been duly authorized by Sellers, and this Agreement is a valid and legally binding and enforceable obligation of Sellers.

          5.10. TITLE TO ASSETS. Each Seller has good and indefeasible title to all of its properties, lease agreements and assets to be transferred and assumed hereunder. Except for the claims of any secured creditors shown in the Seller Financial Statements, such properties and assets which are owned by Sellers will be delivered to Buyer free and clear of all mortgages, liens, and encumbrances. Sellers' accounts receivable arose, and all accounts receivable that will be outstanding as of the Closing Date shall have arisen, from bona fide transactions in the ordinary course of business and will be collectible by Buyer in full in the ordinary course of business within one hundred twenty (120) days of the Closing Date, and there are no offsets or claims related to such accounts receivable.

          5.11. INSURANCE. All property and assets owned by Sellers are and will continue to be insured only through the Closing Date with the same amount of insurance as currently in place, and Buyer shall be responsible for securing replacement policies in Buyer's name to be effective only upon Closing.

          5.12. CONSENTS. Each Seller agrees to take all reasonable action and to use its best efforts to obtain all consents and approvals required for consummation of the transactions contemplated by this Agreement, except as to the Leases; Buyer acknowledges that consents to the assignments of the various Leases will not be procured. The parties agree that no third party consents are required to consummate the transactions contemplated by this Agreement.

          5.13. EMPLOYMENT CONTRACTS. Sellers will assist Buyer in seeking to secure employment contracts and/or non-competition and non-solicitation agreements with Sellers' existing employees; but such employment and/or non-compete agreements shall not be a condition precedent to the consummation of the transactions contemplated hereby.

          5.14. CAUSE CONDITIONS TO BE SATISFIED. Each Seller will use its best efforts to cause all of the conditions described in SECTION 6 of this Agreement to be satisfied by the Closing Date.

          5.15. TRUE AND CORRECT AT CLOSING. All of the foregoing representations, warranties and covenants will be true and correct as of the Closing Date and shall survive for one (1) year following the Closing Date.

     6. CONDITIONS PRECEDENT TO BUYER'S OBLIGATIONS. The obligations of Buyer under this Agreement are subject to fulfillment of each of the following conditions prior to or at the Closing Date:

          6.1. The Bill of Sale shall be valid in accordance with its terms, and shall effectively vest in Buyer good and indefeasible title to the Purchased Assets (except as to leaseholds) as contemplated by this Agreement, free and clear of any liabilities, obligations, or encumbrances.

          6.2. There shall not have been any material breach of representations or warranties of Sellers contained in this Agreement, and such representations and warranties shall be correct in all material respects on the actual Closing Date, except as affected by transactions contemplated herein and changes occurring in the ordinary course of business. Buyer acknowledges that the CONSENTS TO ASSIGNMENTS OF THE LEASES WILL NOT BE PROCURED BY SELLERS, IT BEING UNDERSTOOD THAT SUCH CONSENTS ARE NOT A CONDITION TO THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED HEREBY.

     7. PRORATIONS/REIMBURSEMENTS/ADJUSTMENTS/ASSUMED OBLIGATIONS. There shall be prorated, reimbursed, or the purchase price adjusted, as the case may be, in the manner indicated below, between Sellers and Buyer, as of the Effective Date, as follows: for property/ad valorem taxes for the year in which the Effective Date resides and assessed against any property transferred hereunder will be prorated through Closing with the amount paid by Buyer but supposed to be paid by Sellers (if any) in accordance with this provision being added to the NNWC amount, and the amount already paid by Sellers but supposed to be paid by Buyer in accordance with this provision to be credited against the NNWC amount.

     8. CLOSING DATE. The closing ("CLOSING") with respect to the transactions contemplated by this Agreement shall be held no later than January 31, 2002 (the "CLOSING DATE") at the offices of Buyer's counsel, but shall be effective as of the Effective Date.

     9. INDEMNIFICATION.

          9.1 INDEMNIFICATION BY SELLERS. Subject to the terms and conditions of
     SECTION 10 hereof, Sellers hereby covenant and agree to jointly and severally indemnify and hold harmless Buyer and its respective successors and assigns, at all times from and after the Closing Date against and in respect of the following:

               (i) any claim, demand, expense, cost, damage or loss (collectively, "CLAIM") resulting from any misrepresentation, breach of representation or warranty or breach or non-fulfillment of any agreement or covenant on the part of Sellers under this Agreement, or from any inaccuracy or misrepresentation in or omission from any certificate or other instrument or document furnished or to be furnished by Sellers hereunder; and

               (ii) any Claim which arises out of any liabilities or obligations of Sellers, included but not limited to federal, state or local income taxes, FICA, withholding, excise, unemployment, sales or franchise taxes, arising from operations of Sellers prior to the Effective Date; and

               (iii) any Claim of Sellers and the Business which accrues or arises prior to the Effective Date, other than any debt, obligation or liability expressly assumed hereunder by Buyer; and

               (iv) all Claims, actions, suits, proceedings, demands, assessments, judgments, costs, reasonable attorneys' fees and expenses of any nature incident to any of the matters indemnified against pursuant to this SECTION 9.1, including, without limitation, all such costs and expenses incurred in the defense thereof or in the enforcement of any rights of Buyer hereunder.

     Buyer shall notify Sellers of any asserted liability, damage, loss or expense claimed to give rise to indemnification hereunder. Thereafter, Sellers shall have, at their election, the right to compromise or defend any such matter at Sellers' sole cost and expense through counsel chosen by Sellers and reasonably acceptable to Buyer. If Sellers fail to settle and compromise the claim, or establish a cash escrow with Buyer and defend the claim, Buyer may pay such claim at Sellers' expense.

          9.2. INDEMNIFICATION BY BUYER. Subject to the terms and conditions of
     SECTION 10 hereof, Buyer hereby covenants and agrees to indemnify and hold harmless Sellers against and in respect of the following:

               (i) any Claim resulting from any misrepresentation, breach of warranty or non-fulfillment of any agreement or covenant on the part of Buyer under this Agreement, or from any misrepresentation in or omission from any certificate or other instrument or document furnished or to be furnished by Buyer hereunder; and

               (ii) any Claim which arises out of any liabilities or obligations of Buyer, included but not limited to federal, state or local income taxes, FICA, withholding, excise, unemployment, sales or franchise taxes, arising from operations of Buyer; and

               (iii) all Claims, actions, suits, proceedings, demands, assessments, judgments, costs, reasonable attorneys' fees and expenses of any nature incident to any of the matters indemnified against pursuant to this SECTION 9.2, including without limitation, all such costs and expenses incurred in the defense thereof or in the enforcement of any rights of Sellers hereunder; and

               (iv) any Claim related to the Business which accrues or arises after the Effective Date, other than any debt, obligation or liability expressly assumed hereunder by Buyer

     Sellers shall notify Buyer of any asserted liability, damage, loss or expense claimed to give rise to indemnification hereunder and thereafter Buyer shall have the right to defend, compromise and settle such matter provided that Sellers are fully protected from any cost or expense in connection therewith. If Buyer fails to compromise or defend on the claim, or to establish a cash escrow with Sellers and defend the claim, Sellers may defend or compromise the claim at Buyer's sole cost and expense.

     10. GENERAL RULES REGARDING INDEMNIFICATION. The obligations and liabilities of each indemnifying party hereunder with respect to claims resulting from the assertion of liability by the other party or indemnified third parties shall be subject to the following terms and conditions:

          10.1. The indemnified party shall give prompt written notice (which in no event shall exceed ten (10) days from the date on which the indemnified party first became aware of such claim or assertion) to the indemnifying party of any claim which might give rise to a claim by the indemnified party against the indemnifying party based on the indemnity agreements contained in SECTION 9 hereof, stating the nature and basis of said claims and the amounts thereof, to the extent known;

          10.2. If any action, suit or proceeding is brought against the indemnified party with respect to which the indemnifying party may have liability under the indemnity agreements contained in SECTION 9 hereof, the action, suit or proceeding shall, upon the written acknowledgment by the indemnifying party that it is obligated to indemnify under such indemnity agreement, be defended (including all proceedings on appeal or for review which counsel for the indemnified party shall deem appropriate) by the indemnifying party. The indemnified party shall have the right to employ its own counsel in any such case, but the fees and expenses of such counsel shall be at the indemnified party's own expense unless (a) the employment of such counsel and the payment of such fees and expenses both shall have been specifically authorized in writing by the indemnifying party in connection with the defense of such action, suit or proceeding, or (b) counsel to such indemnified party shall have reasonably concluded and specifically notified the indemnifying party that there may be specific defenses available to it which are different from those available to the indemnifying party, in any of which events the indemnifying party, to the extent made necessary by such defenses, shall not have the right to direct the defense of such action, suit or proceeding on behalf of the indemnified party. In the latter such case only that portion of such fees and expenses of the indemnified party's separate counsel reasonably related to matters covered by the indemnity agreements contained in SECTION 9 hereof shall be borne by the indemnifying party. The indemnified party shall be kept fully informed of such action, suit or proceeding at all stages thereof whether or not it is represented by separate counsel.

          10.3. The indemnified party shall make available, upon reasonable notice, to the indemnifying party and its attorneys and accountants all books and records of the indemnified party relating to such proceedings or litigation and the parties hereto agree to render to each other such assistance as they may reasonably require of each other in order to ensure the proper and adequate defense of any such action, suit or proceeding.

          10.4. The indemnified party shall not make any settlement of any claims without the written consent of the indemnifying party, which consent shall not be unreasonably withheld or delayed.

          10.5. If any claims are made by an indemnified party for which an indemnifying party would be liable, and it appears likely that such claims might also be covered by the indemnified party's insurance policies, the indemnified party shall make a timely claim under such policies and to the extent that such party obtains any recovery from such insurance, such recovery shall be offset against any sums due from an indemnifying party (or shall be repaid to the indemnifying party by the indemnified party to the extent that an indemnifying party has already paid any such amounts). In addition, any claim for indemnity hereunder shall reduced by any tax benefit reasonably expected by Buyer to be received or actually received by Buyer, viewing such claim without being affected by any of Buyer's other activities.

          10.6. The indemnified party shall not make any claim unless and until it has incurred indemnified losses, damages and expenses in the cumulative aggregate amount of $75,000.00, and then only in respect of the excess over such $75,000.00 minimum. All claims for indemnification and liability pursuant thereto shall not, in any event, exceed 20% of the Purchase Price.

          10.7 Buyer and Sellers acknowledge and agree that the foregoing indemnification provisions in SECTIONS 9 AND 10 hereof shall be the sole and exclusive remedies for breaches or defaults of any representation, warranty, covenant or agreement contained herein or in any other document or instrument delivered in connection herewith, except in the case of fraud.

     11. DUE DILIGENCE. Buyer's intention to consummate the proposed purchase is based upon certain assumptions about Sellers' Business. From the date of this Agreement to Closing, Buyer may, through its agents, accountants, attorneys and others, make such investigations of Sellers as Buyer may deem necessary or advisable.

     12. CONDUCT PENDING CLOSING. Until Closing or January 15, 2002, Sellers will:

          12.1. Continue to operate its business in the ordinary course in a manner consistent with the normal course of business practices, without substantial change, and will maintain and not deplete its assets;

          12.2. Take such steps as are necessary and appropriate to preserve its existing relationships with customers, suppliers and key employees;

          12.3. Neither negotiate for nor consummate the sale, lease, transfer or conveyance in any way of its assets or any rights thereto to any party other than Buyer, it being understood by the parties that Buyer contemplates the expenditure of substantial sums of time and money in connection with legal, accounting, financing and due diligence work to be performed in conjunction with the proposed transactions prior to Closing. Sellers further agree to not directly or indirectly (i) solicit or initiate (including by way of furnishing any information) discussions with or (ii) enter into negotiations or agreements with, or furnish any information to, any corporation, partnership, person or other entity or group (other than Buyer or its authorized representatives pursuant to this Agreement) concerning any proposal for a merger, sale of substantial assets, sale of shares of stock or securities or other takeover or business combination transaction (the "ACQUISITION TRANSACTION") involving Sellers, and Sellers will instruct their officers, directors, advisors and other financial and legal representatives and consultants not to take any action contrary to the foregoing provisions of this clause (including specifically instructing its broker not to actively market the Purchased Assets as long as this Agreement is in effect); and

          12.4. Inform Buyer promptly of the occurrence of any event which may result in a material adverse change to the Business or its financial condition, or operations or to the condition of the Centers.

     13. COSTS AND EXPENSES. All costs and expenses incurred in conducting the purchase and sale described in this Agreement and in the manner prescribed by this Agreement shall be borne by Buyer and Sellers in the following manner:

          13.1. Buyer and Sellers shall be solely responsible for their respectively incurred legal fees, accounting fees, and consulting fees, if any, incurred in the negotiation of this Agreement and related documents, reviewing and preparing documents required by the transaction and the Closing.

          13.2. Buyer shall pay all sales, income, transfer and documentary taxes, if any, arising because of the sale pursuant to this Agreement.

          13.3. Sellers shall be responsible for payment of the fees and expenses of Sellers' broker.

     14. MISCELLANEOUS.

          14.1. This Agreement, including the exhibits and schedules, if any, referred to herein, contains the entire agreement between the parties with respect to the transaction contemplated herein. It may be executed in any number of counterparts, each and all of which shall be deemed for all purposes to be one agreement.

          14.2. This Agreement shall be binding on and inure to the benefit of the successors and assigns of the parties hereto. Notwithstanding the foregoing, neither Buyer nor Sellers shall have the right to assign its rights and interest in this Agreement.

          14.3. This Agreement shall be governed by and construed in accordance with the laws of Maryland.

          14.4. If any one or more of the provisions contained in this Agreement for any reason are held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any of the other provisions hereof and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

          14.5. Whenever the context shall so require, all words herein in the male gender shall be deemed to include the female or neuter gender, and all singular words shall include the plural and the plural words shall include the singular.

          14.6. This Agreement may be terminated by the mutual consent of Buyer and Sellers, or by either Buyer or Sellers, if the terminating party is not then in material breach of its obligations hereunder, upon written notice to the other upon the occurrence of any of the following: (a) by the terminating party, if the other party is in material breach of its obligations hereunder and such breach has not been cured by the other party within 10 days of written notice of such breach; or, (b) if the Closing has not occurred on or before January 15, 2002.

          14.7. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorney's fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled.

          14.8. The headings of the paragraphs and subparagraphs are inserted solely for the convenience of reference and shall not constitute a part of this Agreement, nor limit, define or describe the scope or intent of this Agreement.

          14.9. This Agreement may not be altered, changed, or amended except by the written agreement of Sellers and Buyer.

          14.10. All notices to be given hereunder shall be given in writing and shall be delivered personally or by registered or certified mail, postage prepaid, to Buyer and Sellers at the addresses shown on Page 1 hereof.

          14.11. The Recitals to this Agreement are incorporated herein.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed on the date set forth above.

BUYER:

SYLVAN LEARNING SYSTEMS, INC.



By /S/ PETER COHEN
   --------------------------------
   Peter Cohen, President

SELLERS:

ATLANTA LEARNING SYSTEMS, LLC
 By ALS Manager, LLC


By /S/ STEVEN M. TASLITZ
   --------------------------------
   Steven M. Taslitz, Manager

BOSTON LEARNING SYSTEMS, LLC
 By BLS Manager, LLC


By /S/ STEVEN M. TASLITZ
   --------------------------------
   Steven M. Taslitz, Manager

PITTSBURGH LEARNING SYSTEMS, LLC
 By PLS Manager, LLC


By /S/ STEVEN M. TASLITZ
   --------------------------------
   Steven M. Taslitz, Manager